September 28, 2022

Via EDGAR and E-mail

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-4720

Re:	Bright Green Corporation
Registration Statement on Form S-1
File No. 333-267546

Acceleration Request
Requested Date: September 30, 2022
Requested Time: 5:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Bright Green Corporation (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-1 (Registration No. 333-267546) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Dentons US LLP, by calling Grant Levine at (212) 768-5384.

* * * *

Sincerely,

Bright Green Corporation

/s/ Terry Rafih
Terry Rafih

cc:	Saleem Elmasri, Chief Financial Officer, Bright Green Corporation
Eric Berlin, Dentons US LLP
Rob Condon, Dentons US LLP
Grant Levine, Dentons US LLP
Zachary Weiss, Dentons US LLP